UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 19, 2021 (July [●], 2021)

OMNICHANNEL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39726	85-3113789
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Springfield Avenue #8

Summit, NJ 07901

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (908) 271-6641

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	OCA.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	OCA	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	OCA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 19, 2021, Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel” or the “Company”), entered into a business combination agreement with Omnichannel Merger Sub, Inc., a wholly-owned subsidiary of Omnichannel (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), Merger Sub will merge with and into Kin with Kin surviving the merger as a wholly-owned subsidiary of Omnichannel (the “Business Combination”). In addition, at the Closing, Omnichannel will be renamed “Kin Insurance, Inc.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. In addition, references herein to “Pubco” shall mean the Company as of the time following such change of name.

Pursuant to the Business Combination Agreement, (a) immediately prior to the Effective Time, (i) each issued and outstanding share of preferred stock of Kin will automatically convert into a number of shares of common stock of Kin in accordance with Kin’s certificate of incorporation and (ii) each share of Class A common stock and Class B common stock of the Company will be converted into one share of common stock of the Company and (b) each share of common stock of Kin will be converted into 8.5881 shares of common stock of Pubco.

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of Kin common stock subject to such Kin Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of Kin common stock or Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Warrant will be determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

The consummation of the Business Combination is conditioned upon, among other things, (a) Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Company’s trust account and PIPE Investors (the “Minimum Cash Condition”), (b) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), and (c) the approval by the Florida Office of Insurance Regulation of the Business Combination.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Omnichannel and Kin and its subsidiaries prior to the closing of the Business Combination.

The Business Combination Agreement may be terminated by Kin or Omnichannel under certain circumstances, including, among others, (i) by mutual written consent of Kin and Omnichannel, (ii) by either Kin or Omnichannel if the closing of the Business Combination has not occurred on or before April 19, 2022 and (iii) by Kin or Omnichannel if either Omnichannel or Kin has not obtained the required approval of its stockholders.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Omnichannel, Kin or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of July 19, 2021, with certain institutional investors (the “PIPE Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 8,042,500 shares of Omnichannel Class A common stock for $10.00 per share for aggregate gross proceeds of $80.43 million. At the Closing of the Business Combination, each of the holders of shares of Omnichannel Class A common stock issued pursuant to the Subscription Agreements will automatically receive, on a one-for-one basis, shares of Pubco common stock in exchange for such shares.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, Kin equityholders have entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Omnichannel and Omnichannel Sponsor, LLC (the “Sponsor”). Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale (i) the Omnichannel common stock held by the Sponsor as converted into Pubco common stock post-Closing, (ii) the Private Placement Warrants, (iii) any Pubco common stock or warrants held by a holder signatory to the Registration Rights Agreement, (iv) any Pubco common stock acquired by any holder signatory to the Registration Rights Agreement upon the exercise of a warrant or similar right, (v) any shares or warrants otherwise acquired by a holder signatory to the Registration Rights Agreement, and (vi) any other equity security issued with respect to any of (i)-(v) pursuant to a reorganization, stock split, stock dividend or like transaction. Pubco thereafter is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement; provided that the proposed offering demanded by the holders(s) must be reasonably expected to exceed $35 million in gross proceeds; provided further that Pubco shall not be required to effect more than two underwritten offerings in any 12-month period.

In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by Pubco or other stockholders of Pubco. Pubco will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investors’ Rights Agreement filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Kin stockholders (the “Kin Supporting Stockholders”) entered into transaction support agreements with the Company (the “Support Agreements”). Under the Support Agreements, each Kin Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the registration statement relating to the approval by Omnichannel stockholders of the Business Combination, to execute and deliver a written consent to adopt the Business Combination Agreement and related documents, to waive stockholder notice rights in connection with the Business Combination, and, if a holder of preferred stock, to consent to the preferred stock conversion. In addition, the Kin Supporting Stockholders agree, in the event of an annual or special meeting of stockholders, to (i) appear or cause their shares to be counted present for quorum purposes, (ii) vote in favor of the Business Combination and any other matters reasonably requested by Kin to consummate the Business Combination, (iii) vote against any proposal that would materially impede the Business Combination and (iv) vote in favor of or consent to the Business Combination in any other circumstance so required for completion of the Transaction. In addition, the Support Agreements prohibit the Kin Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreements filed as Exhibit 10.3 hereto and incorporated by reference herein.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Omnichannel entered into an Agreement (the “Sponsor Letter Agreement”) with Omnichannel and Merger Sub, pursuant to which the Sponsor and such insiders agreed to vote all shares of Omnichannel common stock beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby and to vote against any change in business, management or board of directors of Omnichannel other than in connection with the Transaction, and not to redeem any of their shares.

Also, in connection with the Business Combination, the Sponsor agreed to forfeit 774,375 Founder Shares (as defined below) and 1,226,000 Private Placement Warrants (as defined below). “Founder Shares” means the Omnichannel Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and, after the Business Combination, the Omnichannel Class A common stock that will be issued upon the automatic conversion of such Omnichannel Class B common stock. “Private Placement Warrants” means the 6,130,000 warrants issued to our Sponsor concurrently with the Initial Public Offering, each of which is exercisable for one share of Omnichannel Class A common stock.

The Sponsor Letter Agreement also contains a provision for a lock-up of the Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) following the Business Combination. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) until the earlier of (i) one year after the completion of the Business Combination, (ii) any time during which the closing price of the Pubco common stock equals or exceeds $12.00 per share (adjusted for any stock split, stock dividend, or the like) for 20 days in any 30-day period (such period commencing at least 150 days after the Business Combination), or (iii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Kin waives, releases, or terminates the Lockup Agreement (such agreement discussed below) with respect to any shares or holders, then the holders of the Founder Shares subject to the Sponsor Letter Agreement will be granted a pro rata share in such waiver, release or termination.

Pursuant to the Sponsor Letter Agreement, each Founder Share not forfeited will be converted into one share of Pubco common stock in connection with the Closing.

The insiders who are party to the Sponsor Letter Agreement include Omnichannel directors and executive officers Matt Higgins, Christine Pantoya, Austin Simon, Bobbi Brown, Albert Cary, Priya Dogra, Mark Gerson and Emmett Shine.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Lockup Agreement

In connection with the execution of the Business Combination Agreement, certain Kin stockholders have entered into lockup agreements (the “Lockup Agreements”) with Omnichannel. Pursuant to the Lockup Agreements, each stockholder may not, with limited exceptions, transfer shares until the earlier of (i) 180 days after Closing, and (ii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Pubco waives, releases, or terminates the lockup provision in the Sponsor Letter Agreement (such agreement discussed above) with respect to any shares held by Sponsors, then the holders of the common stock subject to this Lockup Agreement will be granted a pro rata share in such waiver, release or termination.

The foregoing description of the Lockup Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Lockup Agreements, the form of which is filed as Exhibit 10.5 hereto and incorporated herein by reference.

Director Nomination Agreement

In connection with the Closing, Pubco and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the Board effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Matt Higgins. Until fifteen (15) months after the agreement, Sponsor has the right to name a second board member who is independent under NYSE listing rules and for audit committee purposes, provided that such nominee is reasonably acceptable to Pubco. The Director Nomination Agreement will terminate as of the date that is twenty-four (24) months after the Closing.

The foregoing description of the Director Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Nomination Agreement, the form of which is filed as Exhibit 10.6 hereto and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Subscription Agreements” is incorporated by reference herein. The shares of common stock issuable in connection with the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On July 19, 2021, the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation that will be used by the Company with respect to the transactions contemplated by the Business Combination Agreement.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, NJ 07901, Attention: Chief Financial Officer, (908) 271-6641.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on October 27, 2020, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, NJ 07901, Attention: Chief Financial Officer, (908) 271-6641. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Kin and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Kin’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Kin’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Kin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Kin following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of Pubco’s common stock on the NYSE following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Kin or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) Pubco’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Kin’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of July 19, 2021, by and among Omnichannel Acquisition Corp., Omnichannel Merger Sub, Inc. and Kin Insurance, Inc.
10.1	Form of Subscription Agreement.
10.2	Registration Rights Agreement, dated July 19, 2021, by and among Omnichannel Sponsor, LLC, Omnichannel Acquisition Corp. and certain of their respective stockholders.
10.3	Support Agreement, dated as of July 19, 2021, by and among Omnichannel Acquisition Corp., Omnichannel Merger Sub, Inc. and certain of their respective stockholders.
10.4	Sponsor Agreement, dated as of July 19, 2021, by and among Omnichannel Sponsor, LLC, Omnichannel Acquisition Corp. and Kin Insurance, Inc.
10.5	Form of Lockup Agreement
10.6	Form of Director Nomination Agreement
10.7	Form of Amended and Restated SPAC Bylaws
10.8	Form of Second Amended and Restated SPAC Certificate of Incorporation
99.1	Press Release, dated July 19, 2021.
99.2	Investor Presentation, dated July 19, 2021.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICHANNEL ACQUISITION CORP.

	By:	/s/ Christine Pantoya
	Name:	Christine Pantoya
	Title:	Chief Financial Officer

Date: July 19, 2021